Consolidated Statements of Income – unaudited

	Three months ended December 31		Year ended December 31
In millions, except per share data	2022	2021	2022	2021
Revenues	$4,542	$3,753	$17,107	$14,477
Operating expenses
Labor and fringe benefits	731	674	2,935	2,879
Purchased services and material	576	504	2,191	2,082
Fuel	672	419	2,518	1,513
Depreciation and amortization	451	383	1,729	1,598
Equipment rents	84	82	338	336
Casualty and other	116	125	556	506
Recovery of loss on assets held for sale (Note 5)	—	—	—	(137)
Transaction-related costs (Note 4)	—	—	—	84
Total operating expenses	2,630	2,187	10,267	8,861
Operating income	1,912	1,566	6,840	5,616
Interest expense	(153)	(125)	(548)	(610)
Other components of net periodic benefit income (1)	124	112	498	407
Merger termination fee (Note 4)	—	—	—	886
Other income (loss)	(2)	21	(27)	43
Income before income taxes (1)	1,881	1,574	6,763	6,342
Income tax expense (1)	(461)	(373)	(1,645)	(1,443)
Net income (1)	$1,420	$1,201	$5,118	$4,899
Earnings per share
Basic (1)	$2.10	$1.70	$7.46	$6.91
Diluted (1)	$2.10	$1.70	$7.44	$6.90
Weighted-average number of shares
Basic	674.9	705.3	686.4	708.5
Diluted	676.9	707.4	688.3	710.3
Dividends declared per share	$0.7325	$0.6150	$2.9300	$2.4600
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended December 31		Year ended December 31
In millions	2022	2021	2022	2021
Net income (1)	$1,420	$1,201	$5,118	$4,899
Other comprehensive income (loss)
Net income (loss) on foreign currency translation	(101)	(18)	366	(52)
Net change in pension and other postretirement benefit plans (1)	(399)	1,844	(250)	2,066
Derivative instruments	—	—	(2)	—
Other comprehensive income (loss) before income taxes (1)	(500)	1,826	114	2,014
Income tax recovery (expense) (1)	77	(486)	158	(544)
Other comprehensive income (loss) (1)	(423)	1,340	272	1,470
Comprehensive income (1)	$997	$2,541	$5,390	$6,369
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2022 – Fourth Quarter

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2022	2021
Assets
Current assets
Cash and cash equivalents	$328	$838
Restricted cash and cash equivalents	506	503
Accounts receivable	1,371	1,074
Material and supplies	692	589
Other current assets (Note 5)	320	422
Total current assets	3,217	3,426
Properties	43,537	41,178
Operating lease right-of-use assets	470	445
Pension asset	3,033	3,050
Intangible assets, goodwill and other	405	439
Total assets	$50,662	$48,538
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,785	$2,612
Current portion of long-term debt	1,057	508
Total current liabilities	3,842	3,120
Deferred income taxes	9,796	9,303
Other liabilities and deferred credits	441	427
Pension and other postretirement benefits	486	645
Long-term debt	14,372	11,977
Operating lease liabilities	341	322
Shareholders' equity
Common shares	3,613	3,704
Common shares in Share Trusts	(170)	(103)
Additional paid-in capital	381	397
Accumulated other comprehensive loss (1)	(1,969)	(2,241)
Retained earnings (1)	19,529	20,987
Total shareholders' equity	21,384	22,744
Total liabilities and shareholders' equity	$50,662	$48,538
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2022 – Fourth Quarter 13

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000
Net income							1,420	1,420
Stock options exercised	0.2		23		(2)			21
Settlement of equity settled awards	0.1	(0.1)		5	(7)		1	(1)
Stock-based compensation expense and other					12		—	12
Repurchase of common shares	(6.6)		(35)				(1,030)	(1,065)
Share purchases by Share Trusts	(0.6)	0.6		(87)				(87)
Other comprehensive income						(423)		(423)
Dividends ($0.7325 per share)							(493)	(493)
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021 (1)	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							5,118	5,118
Stock options exercised	0.6		70		(9)			61
Settlement of equity settled awards	0.4	(0.4)		38	(84)		(22)	(68)
Stock-based compensation expense and other					77		(2)	75
Repurchase of common shares	(30.2)		(161)				(4,548)	(4,709)
Share purchases by Share Trusts	(0.7)	0.7		(105)				(105)
Other comprehensive income						272		272
Dividends ($2.9300 per share)							(2,004)	(2,004)
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.

See accompanying notes to unaudited consolidated financial statements.

14 CN | 2022 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2021 (1)	707.3	1.1	$3,727	$(104)	$381	$(3,581)	$21,246	$21,669
Net income (1)							1,201	1,201
Stock options exercised	0.2		12		(1)			11
Settlement of equity settled awards	0.1	(0.1)		6	(9)		(3)	(6)
Stock-based compensation expense and other					26		—	26
Repurchase of common shares	(6.6)		(35)				(1,024)	(1,059)
Share purchases by Share Trusts	(0.1)	0.1		(5)				(5)
Other comprehensive loss (1)						1,340		1,340
Dividends ($0.6150 per share)							(433)	(433)
Balance at December 31, 2021 (1)	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2020 (1)	710.3	1.3	$3,698	$(115)	$379	$(3,711)	$19,400	$19,651
Net income (1)							4,899	4,899
Stock options exercised	0.7		60		(8)			52
Settlement of equity settled awards	0.4	(0.4)		38	(60)		(42)	(64)
Stock-based compensation expense and other					86		(2)	84
Repurchase of common shares	(10.3)		(54)				(1,528)	(1,582)
Share purchases by Share Trusts	(0.2)	0.2		(26)				(26)
Other comprehensive income (1)						1,470		1,470
Dividends ($2.4600 per share)							(1,740)	(1,740)
Balance at December 31, 2021 (1)	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.

See accompanying notes to unaudited consolidated financial statements.

CN | 2022 – Fourth Quarter 15

Consolidated Statements of Cash Flows – unaudited

	Three months ended December 31		Year ended December 31
In millions	2022	2021	2022	2021
Operating activities
Net income (1)	$1,420	$1,201	$5,118	$4,899
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	451	383	1,729	1,598
Pension income and funding (1)	(92)	(99)	(387)	(314)
Amortization of bridge financing and other fees (Note 4)	—	—	—	97
Deferred income taxes (1)	188	154	404	513
Recovery of loss on assets held for sale (Note 5)	—	—	—	(137)
Changes in operating assets and liabilities:
Accounts receivable	126	135	(290)	(22)
Material and supplies	11	30	(82)	(7)
Accounts payable and other	272	281	(9)	141
Other current assets	(70)	(24)	(30)	35
Other operating activities, net	(34)	25	214	168
Net cash provided by operating activities	2,272	2,086	6,667	6,971
Investing activities
Property additions	(920)	(914)	(2,750)	(2,891)
Advance for acquisition and other transaction-related costs (Note 4)	—	—	—	(908)
Refund of advance for acquisition (Note 4)	—	—	—	886
Proceeds from asset held for sale (Note 5)	—	—	273	—
Other investing activities, net	(17)	54	(33)	40
Net cash used in investing activities	(937)	(860)	(2,510)	(2,873)
Financing activities
Issuance of debt	—	—	1,899	403
Repayment of debt	(344)	(19)	(383)	(861)
Change in commercial paper, net	602	(1,014)	563	66
Bridge financing and other fees (Note 4)	—	—	—	(97)
Settlement of foreign exchange forward contracts on debt	18	(9)	79	(8)
Issuance of common shares for stock options exercised	21	11	61	52
Withholding taxes remitted on the net settlement of equity settled awards	—	(5)	(44)	(37)
Repurchase of common shares	(1,122)	(1,096)	(4,709)	(1,582)
Purchase of common shares for settlement of equity settled awards	(1)	(2)	(24)	(27)
Purchase of common shares by Share Trusts	(87)	(5)	(105)	(26)
Dividends paid	(493)	(433)	(2,004)	(1,740)
Net cash used in financing activities	(1,406)	(2,572)	(4,667)	(3,857)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	—	3	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(72)	(1,346)	(507)	241
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	906	2,687	1,341	1,100
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$834	$1,341	$834	$1,341
Cash and cash equivalents, end of period	$328	$838	$328	$838
Restricted cash and cash equivalents, end of period	506	503	506	503
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$834	$1,341	$834	$1,341
Supplemental cash flow information
Interest paid	$(103)	$(79)	$(542)	$(512)
Income taxes paid	$(334)	$(177)	$(1,288)	$(759)
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.

See accompanying notes to unaudited consolidated financial statements.

16 CN | 2022 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2021 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Change in accounting policy, and should be read in conjunction with such statements and Notes thereto.

2 – Change in accounting policy

Change in accounting policy for determining net periodic pension cost (income)
Effective January 1, 2022, CN elected to change its accounting methodology for determining the market-related value of assets for the Company’s defined benefit pension plans. The new accounting method changes the calculation of market-related value of pension plan assets used to determine net periodic benefit cost but has no impact on the annual funded status of the plans. The Company's previous methodology calculated market-related value for pensions whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments were recognized over a period of five years. The Company's new methodology will apply a corridor approach so that the market-related value does not result in a value that deviates excessively from its fair value. Specifically, the market-related value will not exceed 110% or be less than 90% of the fair value. This change establishes a corridor approach whereby the amount causing the market-related value to be outside of the 10% corridor will be recognized immediately in the market-related value of assets and will not be subject to the five year period of recognition. There is no change in the recognition approach for investment income.
CN considers the use of a calculated value with a corridor approach preferable to the previous calculated value approach as it results in a more current reflection of impacts of changes in value of these plan assets in the determination of net periodic benefit cost. The new accounting method to calculate the market-related value for pensions also aligns with the prevailing guidance issued by the Office of the Superintendent of Financial Institutions (OSFI) for the preparation of actuarial valuations for funding purposes for all registered Canadian defined benefit pension plans, whereby the Company has adopted and applied the updated OSFI guidance starting with the December 31, 2021 funding valuations that were filed during the second quarter of 2022.
The change in accounting method was applied retrospectively to all periods presented within CN’s financial statements. The change did not impact Operating income or Net cash provided by operating activities but did impact the previously reported portion of Other components of net periodic benefit cost (income) for defined benefit pension plans along with related consolidated income items such as Net income and Earnings per share. Other impacts included related changes to previously reported consolidated Other comprehensive income (loss), Retained earnings, Accumulated other comprehensive income (loss), and associated line items within the determination of Net cash provided (used) by operating activities.
The election of this change impacted previously reported amounts included herein as indicated in the tables below:

Consolidated Statements of Income

	Three months ended December 31, 2021		Year ended December 31, 2021
In millions, except per share data	Under prior method	As restated	Under prior method	As restated
Other components of net periodic benefit income	$110	$112	$398	$407
Income before income taxes	$1,572	$1,574	$6,333	$6,342
Income tax expense	$(373)	$(373)	$(1,441)	$(1,443)
Net income	$1,199	$1,201	$4,892	$4,899

Earnings per share:
Basic	$1.70	$1.70	$6.90	$6.91
Diluted	$1.69	$1.70	$6.89	$6.90

CN | 2022 – Fourth Quarter 17

Notes to Unaudited Consolidated Financial Statements

Consolidated Statements of Other Comprehensive Income

	Three months ended December 31, 2021		Year ended December 31, 2021
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$1,199	$1,201	$4,892	$4,899
Net change in pension and other postretirement benefit plans	$1,858	$1,844	$2,075	$2,066
Other comprehensive income before income taxes	$1,840	$1,826	$2,023	$2,014
Income tax expense	$(489)	$(486)	$(546)	$(544)
Other comprehensive loss	$1,351	$1,340	$1,477	$1,470
Comprehensive income	$2,550	$2,541	$6,369	$6,369

Consolidated Balance Sheets

	As at December 31, 2021
In millions	Under prior method	As restated
Accumulated other comprehensive loss	$(1,995)	$(2,241)
Retained earnings	$20,741	$20,987

Consolidated Statements of Changes in Shareholders' Equity

	Under prior method			As restated
In millions	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2020 (1)	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		$4,892	$4,892		$4,899	$4,899
Other comprehensive income	$1,477		$1,477	$1,470		$1,470
Balance at December 31, 2021	$(1,995)	$20,741	$22,744	$(2,241)	$20,987	$22,744

Balance at September 30, 2021	$(3,346)	$21,002	$21,660	$(3,581)	$21,246	$21,669
Net income		$1,199	$1,199		$1,201	$1,201
Other comprehensive income	$1,351		$1,351	$1,340		$1,340
Balance at December 31, 2021	$(1,995)	$20,741	$22,744	$(2,241)	$20,987	$22,744
(1)The cumulative restatement as of December 31, 2020, the beginning of the earliest period presented in the consolidated financial statements included herein, was a $239 million increase to each of Retained earnings and Accumulated other comprehensive loss.

Consolidated Statements of Cash Flows

	Three months ended December 31, 2021		Year ended December 31, 2021
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$1,199	$1,201	$4,892	$4,899
Pension income and funding	$(97)	$(99)	$(305)	$(314)
Deferred income taxes	$154	$154	$511	$513

18 CN | 2022 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

3 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect during the current year and has been adopted by the Company:

ASU 2021-10 Disclosures by business entities about government assistance (Topic 832)
The ASU will increase the transparency of government assistance including the disclosure of types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements.
The Company adopted this standard in the fourth quarter of 2022 with an effective date of January 1, 2022. The adoption of this standard has been applied to existing government assistance transactions.

The following recent ASUs issued by the FASB were issued in 2020, were amended in 2021 as well as in 2022 and have not been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
USD London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) are benchmark interest rates referenced in a variety of agreements. The publication of certain LIBOR and CDOR rates were discontinued in January 2022 and May 2021, respectively, and the remaining rates are expected to be discontinued on June 30, 2023 and June 30, 2024, respectively. The recommended alternative reference rates for LIBOR and CDOR are the Secured Overnight Financing Rate (SOFR) and Canadian Overnight Repo Rate Average (CORRA), respectively.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU 2022-06. The Company has a non-revolving credit facility that references LIBOR and CDOR for which the alternative reference rate is expected to be SOFR and CORRA, respectively. As at December 31, 2022, the Company has equipment loans made under the non-revolving credit facility referencing LIBOR with outstanding borrowings of US$542 million. The equipment loans will be impacted by the discontinuance of the remaining LIBOR rates and the Company has fallback language that allows for the succession of LIBOR to SOFR.
The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after December 31, 2022 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2022 – Fourth Quarter 19

Notes to Unaudited Consolidated Financial Statements
4 – Acquisition

Terminated CN Kansas City Southern ("KCS") merger agreement
On September 15, 2021, KCS notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS.
On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter of 2021 was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance was recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and was expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter of 2021. This advance, along with $63 million of transaction-related costs paid in the second quarter of 2021, was reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021.
For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

5 – Assets held for sale

In the first quarter of 2021, CN entered into an agreement with a short line operator, for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 850 miles that were classified as assets held for sale plus an additional 50 miles of track and roadway assets, resulting in a $137 million recovery ($102 million after-tax) of the $486 million loss ($363 million after-tax) recorded in the second quarter of 2020 to adjust the carrying amount of the track and roadway assets to their then estimated net selling price.
As at December 31, 2021, the carrying amount of assets held for sale of $260 million was included in Other current assets in the Consolidated Balance Sheets.
In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. The resulting difference between the net selling price and what was estimated was insignificant.

6 – Subsequent event

Normal course issuer bid (NCIB)
On January 24, 2023, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

20 CN | 2022 – Fourth Quarter